Pricing Supplement dated November 23, 2009
                   to the Prospectus dated January 5, 2007 and
                  the Prospectus Supplement dated July 16, 2009

  [RBC LOGO]                     $500,000

                                 Royal Bank of Canada

                                 Senior Global Medium-Term Notes, Series C

                                 CMS Target Yield Notes, due November 25, 2014

     Royal Bank of Canada is offering the CMS Target Yield Notes (the "notes") described below. The notes are senior unsecured debt securities issued by Royal Bank of Canada. The prospectus dated January 5, 2007, the prospectus supplement dated July 16, 2009 and this pricing supplement describe terms that will apply generally to the notes, including any notes you purchase.

     The notes are linked to the 10-year U.S. Constant Maturity Swap rate (the "CMS rate," or the "Reference Rate"). The notes will be issued in denominations of $1,000 and multiples of $1,000. At maturity, subject to our credit risk, you will receive a cash payment per $1,000 in principal amount of the notes (the "Redemption Amount") based upon the level of the Reference Rate, determined on the Determination Date, which is expected to occur five business days prior to the maturity date of the notes. The Redemption Amount per $1,000 in principal amount of the notes will be determined as follows:

     o If the Reference Rate is greater than the "Target Rate" of 6.00%, the Redemption Amount will equal to the sum of (i) $1,000 plus (ii) the "Redemption Premium," which will be $300 (representing a return of 30% on the original issue price).
     o If the Reference Rate is less than or equal to the Target Rate, the Redemption Amount will equal $1,000.

     We expect to price for initial sale to the public on November 23, 2009 (the "pricing date"). Depending on the pricing date, the settlement date of the notes is expected to be November 25, 2009 (the "issuance date") and the maturity date of the notes is November 25, 2014 (the "maturity date").

     We will not make any payments on the notes prior to maturity.

     The notes will not be listed on any securities exchange. The CUSIP number for the notes is 78008HQQ6.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated July 16, 2009 and "Additional Risk Factors" beginning on page PS-1 of this pricing supplement.

The notes are unsecured and are not savings accounts or deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation ("FDIC"), or any other governmental agency of Canada or the United States. The notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

                                                                                    Per Note           Total
                                                                                    --------           -----
Price to public..................................................................    100.00%         $500,000
Underwriting discounts and commission............................................      2.00%          $10,000
                                                                                    --------         --------
Proceeds to Royal Bank of Canada.................................................     98.00%         $490,000

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $20.00 per $1,000 in principal amount of the notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $20.00 per $1,000 in principal amount of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price of the notes would also include a profit of $14.00 per $1,000 in principal amount of the notes earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $34.00 per $1,000 in principal amount of the notes.


We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in the notes after the initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         RBC Capital Markets Corporation

                   Pricing Supplement dated November 23, 2009.

                                                    TABLE OF CONTENTS
Pricing Supplement

Additional Risk Factors........................................................................................PS-1
Use of Proceeds and Hedging....................................................................................PS-4
Description of the Notes.......................................................................................PS-5
Hypothetical Returns on the Notes..............................................................................PS-9
Information Regarding the Reference Rate......................................................................PS-10
Supplemental Discussion of Canadian Tax Consequences..........................................................PS-11
Supplemental Discussion of U.S. Federal Income Tax Consequences...............................................PS-12
Employee Retirement Income Security Act.......................................................................PS-14
Supplemental Plan of Distribution.............................................................................PS-15

Prospectus Supplement dated July 16, 2009

About This Prospectus Supplement................................................................................S-1
Risk Factors....................................................................................................S-1
Use of Proceeds.................................................................................................S-4
Description of the Notes We May Offer...........................................................................S-4
Certain Income Tax Consequences................................................................................S-24
Supplemental Plan of Distribution..............................................................................S-26
Documents Filed as Part of the Registration Statement..........................................................S-28


Prospectus dated January 5, 2007

Documents Incorporated by Reference...............................................................................2
Where You Can Find More Information...............................................................................3
Further Information...............................................................................................3
About This Prospectus.............................................................................................4
Presentation of Financial Information.............................................................................5
Caution Regarding Forward-Looking Information.....................................................................5
Royal Bank of Canada..............................................................................................6
Risk Factors......................................................................................................6
Use of Proceeds...................................................................................................6
Consolidated Ratios of Earnings to Fixed Charges..................................................................7
Consolidated Capitalization and Indebtedness......................................................................8
Description of Debt Securities....................................................................................9
Tax Consequences.................................................................................................26
Plan of Distribution.............................................................................................38
Benefit Plan Investor Considerations.............................................................................40
Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others..............................41
Validity of Securities...........................................................................................41
Experts..........................................................................................................41
Supplemental Financial Statement Schedule........................................................................42
Other Expenses of Issuance and Distribution......................................................................45

                             ADDITIONAL RISK FACTORS

     An investment in the notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying prospectus supplement and prospectus. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

     You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If any one provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriter is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is accurate only as of the date on their respective front covers. As used in this pricing supplement, the terms "Company," "we," "us," or "our" refers to Royal Bank of Canada.

The Notes Are Subject to the Credit Risk of Royal Bank of Canada.

     The notes are subject to the credit risk of Royal Bank of Canada, and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on Royal Bank of Canada's ability to pay the amounts due at maturity. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Your Return May Be Lower than the Return on Conventional Debt Securities of Comparable Maturity.

     The return that you will receive on the notes may be less than the return you could earn on other investments and may be zero. Your payment on the notes at maturity will not exceed the principal amount unless the Reference Rate exceeds the Target Rate of 6.00% on the Determination Date.

There May Not Be an Active Trading Market for the Notes--Sales in the Secondary Market May Result in Significant Losses.

     The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

     RBC Capital Markets Corporation ("RBCCM") and other affiliates of Royal Bank of Canada may make a market for the notes, although they are not required to do so. RBCCM or any other affiliate of Royal Bank of Canada may stop any such market-making activities at any time. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The Redemption Amount Will Not Be Affected by All Developments Relating to the Reference Rate.

     Changes in the Reference Rate during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount. The calculation agent will calculate the Redemption Amount according to the level of the Reference Rate on the Determination Date. No other level of the Reference Rate will be taken into account. As a result, you may not receive the Redemption Premium, even if the Reference Rate has increased above the Target Rate at certain times during the term of the notes before decreasing to a level below the Target Rate on the Determination Date.

The Notes Are Not Designed to Be Short-Term Trading Instruments.

     The price at which you will be able to sell your notes to us, our affiliates or third parties prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Reference Rate has increased since the pricing date. The potential returns described in this pricing supplement assume that the notes, which are not designed to be short-term trading instruments, are held to maturity.

Prior to Maturity, the Value of the Notes Will Be Influenced by Many Unpredictable Factors.

     Many economic and market factors will affect the value of the notes. We expect that, generally, the level of the Reference Rate will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in a secondary market to vary in proportion to changes in the Reference Rate. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

     o    the level of the Reference Rate;

     o    the volatility of the Reference Rate;

     o    interest and swap rates in the U.S. and other markets;

     o economic, financial, political, regulatory or judicial events that affect the Reference Rate and the financial markets generally;

     o    the time to maturity of the notes; and

     o our creditworthiness, including actual or anticipated downgrades in our credit ratings.

     Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from, for example, another factor or factors.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Rate.

     In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Rate and may do so in the future. These views or reports maybe communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Rate may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Rate from multiple sources, and you should not rely solely on views expressed by our affiliates.

     Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

The Inclusion in the Original Issue Price of RBCCM's Commission and the Estimated Cost of Hedging Our Obligations Under the Notes Through One or More of Our Affiliates Is Likely to Adversely Affect the Value of the Notes Prior to Maturity.

     While the payment at maturity will equal or exceed the principal amount of your notes (subject to our credit risk), the original issue price of the notes includes RBCCM's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such estimated cost includes our affiliates' expected cost of providing the hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which RBCCM will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by RBCCM, as a result of those compensation or other transaction costs.

We or Our Affiliates May Have Adverse Economic Interests to the Holders of the Notes.

     RBCCM and other affiliates of ours expect to engage in trading activities related to the Reference Rate on a regular basis, for their accounts and for other accounts under their management. RBCCM and our other affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Reference Rate. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for these securities or financial instruments, our or their interests with respect to the products may be adverse to those of the holders of the notes.

     Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the levels of the Reference Rate. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

     We may hedge our obligations under the notes through certain affiliates, who would expect to make a profit on the hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the hedging may result in a profit that is more or less than expected, or it may result in a loss.

     These trading activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management. These trading activities, if they influence secondary trading in the notes, could be adverse to your interests as a beneficial owner of the notes.

The Calculation Agent Will Have the Discretion to Make Important Decisions with Respect to the Notes.

     The calculation agent will, among other things, determine the Reference Rate on the Determination Date and whether the Redemption Premium is payable on the notes. Under some circumstances, the calculation agent will use its judgment to make important determinations as to the notes. This could occur, for instance, in connection with judgments that it would be required to make if the Reference Rate is unavailable. See the section entitled "Description of the Notes--Payment at Maturity." The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, the calculation agent's determinations may be adverse to your interests as a holder of the notes, and may reduce the market value of the notes or the amount payable on the maturity date.

Historical Performance of the Reference Rate Should Not Be Taken as an Indication of the Future Levels of the Reference Rate During the Term of the Notes.

     The level of the Reference Rate will principally determine the value of the notes. The historical levels of the Reference Rate do not necessarily give an indication of the future levels of the Reference Rate. As a result, it is impossible to predict whether the Reference Rate will rise or fall during the term of the notes. The Reference Rate will be influenced by complex interrelated political, economic, financial and other factors.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

     Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a "prohibited transaction" under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under "Employee Retirement Income Security Act" below.

                           USE OF PROCEEDS AND HEDGING

     The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes RBCCM's commissions paid with respect to the notes and the estimated cost of hedging our obligations under the notes.

     In anticipation of the sale of the notes, we expect to enter into hedging transactions with one or more of our affiliates, or with RBCCM or its affiliates, involving purchases of listed and/or over-the-counter derivative instruments linked to the Reference Rate prior to or on the pricing date. From time to time, we, RBCCM, and our respective affiliates may enter into additional hedging transactions or unwind those that we or they have entered into. In this regard, we, RBCCM, and our respective affiliates may:

     o    acquire or dispose of investments relating to the Reference Rate;

     o acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the Reference Rate; or

     o    any combination of the above two.

     We, RBCCM, and our respective affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

     We, RBCCM, and our respective affiliates may close out our or their hedges on or before the Determination Date. That step may involve sales or purchases of over-the-counter derivative instruments linked to the Reference Rate.

                            DESCRIPTION OF THE NOTES

     The notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series C", that we may issue under our senior indenture, dated as of October 23, 2003, as it has been and may be amended from time to time, between Royal Bank of Canada and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee (the "indenture"). The notes are "indexed notes," as defined in the accompanying prospectus supplement. This pricing supplement describes financial and other terms that apply generally to the notes. We describe terms that apply generally to all Series C medium-term notes in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling. Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the accompanying prospectus supplement and prospectus.

General

     The notes are senior unsecured obligations of Royal Bank of Canada that are linked to the Reference Rate. The notes are issued by Royal Bank of Canada under an indenture dated October 23, 2003, as may be amended or supplemented from time to time, between us and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee.

     The notes are unsecured and are not savings accounts or deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States.

     The notes are our unsecured and unsubordinated obligations and will rank pari passu with all of our other unsecured and unsubordinated obligations.

Specified Currency

     All payments, if any, of principal and interest will be made in U.S. dollars ("$").

Form and Denominations

     The denominations of the notes will be $1,000 and integral multiples in excess of $1,000.

No Listing

     The notes will not be listed on any securities exchange.

Payment at Maturity

     The notes are linked to the level of the Reference Rate. At maturity, subject to our credit risk, you will receive a cash payment (the "Redemption Amount") based upon the level of the Reference Rate, determined on the Determination Date (as defined below). The Redemption Amount per $1,000 in principal amount of the notes will be determined as follows:

     o If the Reference Rate is greater than the "Target Rate" of 6.00%, the Redemption Amount will equal the sum of (i) $1,000 plus (ii) the "Redemption Premium," which will be $300 (representing a return of 30% on the original issue price).
     o If the Reference Rate is less than or equal to the Target Rate, the Redemption Amount will equal $1,000.

     The Reference Rate is the 10-year U.S. Constant Maturity Swap rate. The Reference Rate is the rate for U.S. dollar swaps with a 10-year maturity, expressed as a percentage, as quoted on the Reuters screen "ISDAFIX1" page (or its successor page) as of 11:00 a.m., New York City time. If the Reference Rate cannot be so determined, then the Reference Rate will be the rate so determined on the most recent preceding business day on which the calculation agent could so determine the Reference Rate at 11:00 a.m., New York City time.

     The "Determination Date" will be five business days prior to the maturity date. The Determination Date will be determined on the pricing date, and set forth in the final pricing supplement.

     The maturity date will be November 25, 2014. If that day is not a business day, the maturity date will be the following business day. No additional interest will accrue on the notes if the maturity date is so postponed.

     A "business day" means any day other than a day on which banking institutions in New York, New York or in London, England are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Payment of Additional Amounts

     We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("taxes") now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

     However, no Additional Amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an "Excluded Holder," in respect of a beneficial owner:

    (i) with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

    (ii) which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder's activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

    (iii) which presents such note for payment (where presentation is required, such as if a note is issued in definitive form) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the "relevant date" in relation to any payments on any note means:

          (a)  the due date for payment thereof, or

          (b) if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

    (iv) who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

     For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

     We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee. We will indemnify and hold harmless each holder of notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and
(y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder's net income or capital.

     For additional information, see the section entitled "Supplemental Discussion of Canadian Tax Consequences."

Default Amount on Acceleration

     In case an event of default with respect to the notes shall have occurred and be continuing, the amount due and payable per $1,000 in principal amount of the notes upon any acceleration of the notes will be determined by the calculation agent and will be equal to the Redemption Amount described in the section entitled "--Payment at Maturity," determined as if the notes matured on the date of acceleration, and as if the Determination Date was the fifth business day before that date.

Modification

     A description of when the consent of each affected holder of debt securities is required to modify the indenture is set forth in the accompanying prospectus under the heading "Description of Debt Securities--Modification and Waiver of the Debt Securities."

Registrar, Transfer Agent and Paying Agent

     The Redemption Amount will be payable and the transfer of the notes will be registrable at the principal corporate offices of The Bank of New York Mellon in New York, New York.

     The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

     Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Book-Entry Only Issuance--The Depository Trust Company

     DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus under the headings "Description of Debt Securities--Ownership and Book-Entry Issuance" and "--Considerations Relating to DTC."

Role of Calculation Agent

     The Bank of New York Mellon will act as the calculation agent. The calculation agent will determine, among other things, the Reference Rate, the Redemption Amount, business days, and the amount payable upon a default under the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or calculations by the calculation agent. We may appoint a different calculation agent from time to time after the date of this pricing supplement without your consent and without notifying you.

     The Reference Rate will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded up to 0.87655) and all dollar amounts paid, if any, on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Defeasance

     Neither full defeasance nor covenant defeasance will apply to the notes.

Governing Law

     The notes will be governed by and interpreted in accordance with the laws of the State of New York.

                        HYPOTHETICAL RETURNS ON THE NOTES

     The examples set out below are included for illustration purposes only. The hypothetical Reference Rate used to illustrate the calculation of the Redemption Amount is not an estimate or forecast of the Reference Rate on the Determination Date or on any business day prior to the maturity date. Each example assumes that a holder has purchased notes with an aggregate principal amount of $1,000.

     Each example is based on the hypothetical Reference Rate listed below, the Target Rate of 6%, and the Redemption Premium of $300 per unit of the notes (a 30% return on the original issue price).

Example 1 - Calculation of the Redemption Amount where the hypothetical Reference Rate on the Determination Date is greater than the Target Rate:

Target Rate:                            6.00%
Reference Rate:                         7.04%
Payment at Maturity:                    $1,000 + ($1,000 x 30.00%) = $1,000 +
                                        $300 = $1,300 The Redemption Amount will equal the principal amount plus the Redemption Premium.

Example 2 - Calculation of the Redemption Amount where the hypothetical Reference Rate on the Determination Date is lower than the Target Rate:

Target Rate:                            6.00%
Reference Rate on November              2.98%
Payment at Maturity:                    $1,000 + ($1,000 x 0.00%) = $1,000 + $0
                                        = $1,000 The Redemption Amount will
                                        equal the principal amount.

     The hypothetical amounts payable on the notes at maturity may bear little or no relationship to the actual market value of the notes on that date or at any other time, including any time you might wish to sell your notes. In addition, you should not view the hypothetical amounts as an indication of the possible financial return on an investment in the notes, since the financial return will be affected by various factors, including taxes, that the hypothetical information does not take into account.

     We describe various risk factors that may affect the market value of the notes, and the unpredictable nature of that market value, in the section entitled "Additional Risk Factors" above.

--------------------------------------------------------------------------------
We cannot predict the level of the Reference Rate for the notes. Moreover, the assumptions we make in connection with any hypothetical information in this pricing supplement may not reflect actual events. Consequently, that information may give little or no indication of whether the Redemption Premium will be payable on the notes, nor should it be viewed as an indication of the financial return on the notes or of how that return might compare to the financial return on an investment directly in the Reference Rate.
--------------------------------------------------------------------------------

                    INFORMATION REGARDING THE REFERENCE RATE

General

     The Reference Rate is the 10-year U.S. Constant Maturity Swap rate (the "CMS rate"). The Reference Rate means, on any day during the term of the notes, the rate for U.S. dollar swaps with a 10-year maturity, expressed as a percentage, as quoted on the Reuters screen "ISDAFIX1" page (or its successor page) as of 11:00 a.m., New York City time.

Historical Levels of the Reference Rate

     The following graph sets forth the historical performance of the Reference Rate from October 1999 through November 2009. The historical Reference Rate levels do not give an indication of the future levels of the Reference Rate or what the value of the notes may be. Any historical upward or downward trend in the level of the Reference Rate during any period set forth below is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes. On November 20, 2009, the Reference Rate was 3.46%.



                 Historical Performance of the 10-Year CMS Rate
                                (Oct-99 - Oct-09)
                                 [CHART OMITTED]

              SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES

     The following discussion supersedes in its entirety the description of the material Canadian federal income tax considerations relevant to owning debt securities under "Canadian Taxation" in the accompanying prospectus.

     In the opinion of Ogilvy Renault LLP, Canadian tax counsel to the Royal Bank of Canada, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Act") and Income Tax Regulations (the "Regulations") generally applicable to a holder of notes who acquires notes pursuant to this pricing supplement, and who, at all relevant times, is not resident and is not deemed to be resident in Canada, who deals at arm's length with Royal Bank and any Canadian resident (or deemed Canadian resident) to whom the holder disposes the notes, and who does not use or hold and is not deemed to use or hold notes in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a "Non-resident Holder").

     This summary is based upon the provisions of the Act and the Regulations in force on the date hereof, proposed amendments to the Act and the Regulations in a form publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (included for this purpose in the reference to the Act and Regulations) and the current administrative practices and policies published in writing by the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax legislation. Subsequent developments could have a material effect on the following description.

     Interest paid or credited or deemed to be paid or credited by Royal Bank on a note (including any amount paid at maturity in excess of the principal amount and interest deemed to be paid on the note in certain cases involving the assignment or other transfer of a note to a resident or deemed resident of Canada) to a Non-resident Holder will not be subject to Canadian non-resident withholding tax unless any portion of such interest (other than on a "prescribed obligation" described below) is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation (a "Participating Debt Interest"). A "prescribed obligation" is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding which adjustment is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof, other than an amount determined by reference to a change in the purchasing power of money, is contingent or dependent upon any of the criteria described in the definition of Participating Debt Interest.

     In the event that a note which is not exempt from Canadian withholding tax according to its terms is redeemed, cancelled, or repurchased, as applicable, or purchased by Royal Bank of Canada or any other person resident or deemed to be resident in Canada from a Non-resident Holder or is otherwise assigned or transferred by a Non-resident Holder to a person resident or deemed to be resident in Canada for an amount which exceeds, generally, the issue price thereof or in certain cases the price for which such note was assigned or transferred by a person resident or deemed to be resident in Canada to the Non-resident Holder, the excess may, in certain circumstances, be deemed to be interest and may be subject to non-resident withholding tax if the note is not considered to be an "excluded obligation" for purposes of the Act. A note that was issued for an amount not less than 97% of the principal amount (as defined for the purposes of the Act) of the note, and the yield from which, expressed in terms of an annual rate (determined in accordance with the Act) on the amount for which the note was issued does not exceed 4/3 of the interest stipulated to be payable on the note, expressed in terms of an annual rate on the outstanding principal amount from time to time will be an excluded obligation for this purpose.

     Generally, there are no other taxes on income (including taxable capital gains) payable in respect of a note or interest, discount, or premium thereon by a Non-resident Holder.

         SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following section supplements and to the extent inconsistent with supersedes the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to U.S. holders (as defined in the accompanying prospectus). It applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and is subject to the qualifications and limitations set forth therein.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     We intend to treat the notes as debt instruments subject to the special tax rules governing contingent payment debt obligations for U.S. federal income tax purposes and the following discussion assumes that this treatment will be respected. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the "comparable yield") and then determining a projected payment schedule as of the issue date that would produce the comparable yield. The projected payment schedule will consist of the principal amount and a projection for tax purposes of the payment of interest at maturity.

     To obtain the comparable yield and projected payment schedule for your particular note, you should call RBC Capital Markets Corporation toll free at
(866) 609-6009. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of annual contingent interest payments with respect to the notes.

     Based on the comparable yield and the projected payment schedule of the notes, you (regardless of your accounting method) generally will be required to accrue as original issue discount the sum of the daily portions of interest on the note for each day in the taxable year on which you held the note. The daily portions of interest for a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on the note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note at the beginning of the accrual period. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price. For any subsequent accrual period, the adjusted issue price will be the issue price of the note increased by interest previously accrued on the note by a holder (without regard to any positive or negative adjustments, described below).

     If you purchase the notes for an amount that differs from the notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the notes will equal the notes' original offering price plus any interest deemed to be accrued on the notes (under the rules governing contingent payment obligations) as of the time you purchased the notes.

     If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     If all contingent payments on the notes become fixed on a day that is more than 6 months before the maturity date, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your notes over the remaining term for the notes in a reasonable manner. You should consult your tax advisor as to what would be a "reasonable manner" in your particular situation.

     You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), and, if applicable, increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above addressing purchases of notes for an amount that differs from the notes' adjusted issue price at the time of purchase.

     Any gain you recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss. The deductibility of capital losses is limited.

                     EMPLOYEE RETIREMENT INCOME SECURITY ACT

     ERISA and the Internal Revenue Code prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a "prohibited transaction."

     Royal Bank of Canada and certain of its affiliates each may be considered a "party in interest" or a "disqualified person" with respect to many employee benefit plans by reason of, for example, Royal Bank of Canada (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively "Plans," and with respect to which Royal Bank of Canada or any of its affiliates is a "party in interest" or a "disqualified person," unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a "qualified professional asset manager" or an "in-house asset manager," for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. Section 408(b)(17) provides an additional exemption for the purchase and sale of securities and related lending transactions where neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than "adequate consideration" in connection with the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be "plan assets" under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank of Canada nor any of its affiliates is a "fiduciary" (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person's acquisition, disposition or holding of the notes, or any exercise related thereto or as a result of any exercise by Royal Bank of Canada or any of its affiliates of any rights in connection with the notes, and no advice provided by Royal Bank of Canada or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

--------------------------------------------------------------------------------
If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.
--------------------------------------------------------------------------------

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     With respect to each note to be issued, Royal Bank of Canada will agree to sell to RBCCM, and RBCCM will agree to purchase from Royal Bank of Canada, the principal amount of the note specified, at the price specified under "Proceeds to Royal Bank of Canada," on the cover of this pricing supplement. RBCCM intends to resell each note it purchases at the original issue price specified in this pricing supplement. In the future, RBCCM or one of our affiliates may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

     To the extent the underwriter resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended.

     Please note that the information about the issue price discounts or commissions in this pricing supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

     We expect that delivery of the notes will be made against payment for the notes on or about November 25, 2009, which is the third business day following the pricing date (this settlement cycle being referred to as "T+2"). See "Plan of Distribution" in the prospectus supplement dated July 16, 2009.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                    $500,000


                                   [RBC LOGO]

                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                  CMS Target Yield Notes, due November 25, 2014

                                November 23, 2009